Exhibit (d)(2)

NATIONAL OILWELL VARCO, INC.

STOCK APPRECIATION RIGHTS PLAN

Stock Appreciation Rights Agreement

(Amended and Restated December     , 2017)

Grantee:	«Name»
Date of Grant:	February 24, 2016
Exercise Price per SAR:	$28.24
Initial Number of SARs Granted:	«initial number»
Remaining SARs	«number»

1. Notice of Grant. National Oilwell Varco, Inc. (the “Company”) previously granted to you, on the Date of Grant listed above, an award of Stock Appreciation Rights (“SAR(s)”) in respect of the units set forth above pursuant to the National Oilwell Varco, Inc. Stock Appreciation Rights Plan (the “Plan”), subject to the terms and conditions of the Plan and this Agreement. Effective December     , 2017, this Agreement was amended and restated based on your election to participate in the National Oilwell Varco, Inc. Stock Appreciation right Exchange Program, which caused two-thirds of the original number of SARs to be settled for cash on December     , 2017. The remaining SARs, number of which is set forth above, may be exercised when vested. Upon the exercise of these SARs, in whole or in part, you shall be entitled to receive from the Company a cash amount equal in value to the excess of (i) the lesser of (x) the Fair Market Value (on the date of exercise) of one share of Common Stock of the Company, or (y) $            (the “Cap Amount”), over (ii) the Exercise Price, multiplied by the number of SARs being exercised. With respect to SARs exercised, Fair Market Value shall be based on the closing trading price of the Company’s Common Stock on the New York Stock Exchange on the day the SAR is exercised.

2. Vesting and Exercise of Stock Appreciation Rights. Subject to the further provisions of this Agreement, the remaining SARs shall become vested and may be exercised if you remain continuously employed by the Company until February 24, 2019. Once vested, the remaining SARs may be exercised by written notice to the Company at its principal executive office addressed to the attention of its Secretary (or such other officer or employee of the Company as the Company may designate from time to time). In addition, the SARs will be exercised automatically on any date when both (i) they are vested, and (ii) the Fair Market Value of the Company’s Common Stock is equal to or greater than the CAP Amount. Notwithstanding the above schedule, but subject to the further provisions hereof, upon the occurrence of the following events the SARs shall vest and become exercisable as provided below:

(a) Disability. If your employment with the Company terminates by reason of a disability that entitles you to benefits under the Company’s long-term disability plan, the SARs may be exercised at any time, by you or by your guardian or legal representative, within 10 years from the above Date of Grant (or, if you die during such period, by your estate or the person who acquires the Option by will or the laws of descent and distribution), but only as to the vested number of SARs, if any, that you were entitled to exercise hereunder as of the date your employment so terminates.

(b) Death. If you die while in the employ of the Company, your estate (or the person who acquires the SARs by will or the laws of descent and distribution) may exercise the SARs at any time within 10 years from the above Date of Grant, but only as to the vested number of SARs, if any, that you were entitled to exercise hereunder as of the date of your death.

(c) Termination for Cause. If your employment is terminated by the Company for cause, the SARs automatically shall be cancelled and may not be exercised following your termination. The term “cause” means (i) your gross negligence or willful misconduct in the performance of your duties with respect to the Company or (ii) your final conviction of a felony or a misdemeanor involving moral turpitude.

(d) Other Terminations. If your employment with the Company is terminated for any reason other than as provided above, including an Involuntary Termination (as defined below), the SARs, to the extent vested on the date of your termination, may be exercised, at any time during the three-month period following such termination, by you or by your guardian or legal representative (or by your estate or the person who acquires the SARs by will or the laws of descent and distribution or otherwise by reason of the death of you if you die during such three-month period), but in each case only as to the vested number of SARs, if any, that you were entitled to exercise hereunder as of the date your employment so terminates.

(e) Change of Control. The SARs shall become fully vested upon your Involuntary Termination. As used in this paragraph, “Involuntary Termination” means your termination from employment with the Company on or within twelve months following a Change of Control that is either (i) initiated by the Company for reasons other than cause, or (ii) initiated by you after (a) a reduction by the Company of your authority, duties or responsibilities immediately prior to the Change of Control (excluding for this purpose (A) an insubstantial reduction of such authorities, duties or responsibilities or an insubstantial reduction of your offices, titles and reporting requirements, or (B) an isolated, insubstantial and inadvertent action not taken in bad faith and that is remedied by the Company promptly after receipt of notice thereof given by you), (b) a reduction of your base salary or total compensation as in effect immediately prior to the Change of Control (total compensation means for this purpose: base salary, participation in an annual bonus plan, and participation in a Stock Appreciation Rights plan), or (c) your transfer, without your express written consent, to a location which is outside the general metropolitan area in which your principal place of business immediately prior to the Change of Control may be located or the Company’s requiring you to travel on Company business to a substantially greater extent than required immediately prior to the Change of Control. The term “Change of Control” shall mean: (i) the Company completes the sale of assets having a gross sales price which exceeds 50% of the consolidated total capitalization of the Company (consolidated total stockholders’ equity plus consolidated total long-term debt as determined in accordance with generally accepted accounting principles) as at the end of the last full fiscal quarter prior to the date such determination is made; or (ii) any corporation, person or group within the meaning of Section 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Act”), becomes the beneficial owner (within the meaning of Rule 13d-3 under the Act) of voting securities of the Company representing more than 30% of the total votes eligible to be cast at any election of directors of the Company.

For purposes of this Agreement, “employment with the Company” shall include being an employee or a director of, or a consultant to, the Company or a Subsidiary.

The provisions of any written employment or severance agreement between you and the Company concerning the vesting, exercise and/or period for exercise of Company SARs are incorporated hereby and made a part of this Agreement.

There is no minimum or maximum number of SARs that must be exercised. Instead, if vested, the SARs may be exercised, at any time and from time to time, according to the provisions of this Agreement.

Notwithstanding any of the foregoing, the SARs shall not be exercisable in any event after the expiration of 10 years from the above Date of Grant.

All SARs that are not vested on your termination of employment as provided above shall be automatically cancelled and forfeited without payment upon your termination.

3. Exercise of SARs. You will not be required to pay any amount to exercise your SARs.

4. Nontransferability of SARs. These SARs may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during your lifetime only by you. The terms of the Plan and this Agreement shall be binding upon your executors, administrators, heirs, successors and assigns.

5. Entire Agreement; Governing Law. These SARs is granted under and governed by the terms and conditions of the Plan and this Agreement. In the event of any conflict between the Plan and this Agreement, the terms of the Plan shall control. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Agreement. The Plan is incorporated herein by reference. The Plan and this Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and you with respect to the subject matter hereof, and may not be modified adversely to your interest except by means of a writing signed by the Company and you. This Agreement is governed by the internal substantive laws, but not the choice of law rules, of the state of Texas.

6. Withholding of Tax. To the extent that the exercise of the SARs results in the receipt of compensation by you with respect to which the Company or a Subsidiary has a tax withholding obligation pursuant to applicable law, the Company shall withhold a percentage of the cash proceeds that would otherwise be delivered on exercise in an amount equal to the taxes to be withheld.

7. Forfeiture in Certain Circumstances; Return of Award Payments (“Clawback”).

(a) By accepting this Award, you hereby agree that if the Committee determines that (i) you have engaged in Conduct Detrimental to the Company (as defined below) during your employment with the Company and/or an Affiliate, or (ii) you have engaged in Conduct Detrimental to the Company during the one-year period following your Termination of Employment, you shall be required, upon demand, to return to the Company, in the form of a cash payment, the Returnable Value (as defined below) and all unexercised SARs, whether vested or unvested, shall be automatically cancelled and forfeited without payment. By accepting this Award, you understand and agree that the repayment of the Returnable Value is in addition to and separate from any other relief available to the Company and/or any Affiliate, due to your Conduct Detrimental to the Company, including injunctive relief, attorneys’ fees and damages.

(b) The following definitions shall apply for purposes of this Agreement:

(i) “Conduct Detrimental to the Company” means:

(A) You engage in Serious Misconduct (as defined below), whether or not such Serious Misconduct is discovered by the Company prior to your Termination of Employment;

(B) You breach your obligations to the Company or any of its Affiliates with respect to (i) confidential and proprietary information or trade secrets, or (ii) any written non-compete, non-disclosure or non-solicitation agreement with the Company or any of its Affiliates; or

(C) You seek to have any non-compete, non-disclosure or non-solicitation obligations in a written agreement between you and the Company or any of its Affiliates found unenforceable or invalid for any reason

You acknowledge that the Conduct Detrimental to the Company is worthy of protection by these promises due to the nature of the harm that would be caused by such actions because you acknowledge that the Company and, if applicable, its Affiliates, has promised and you have been entrusted with access to significant confidential or trade secret or propriety information of the Company and/or its Affiliates, as well as access to relationships and information regarding the Company’s and its Affiliates’ customers, vendors, and employees.

(ii) “Returnable Value” means a cash amount equal to the gross value of the cash payments you received under this Agreement during the one-year period prior to the Company’s determination that you engaged in Conduct Detrimental to the Company pursuant to this Agreement.

(iii) “Serious Misconduct” shall mean (A) embezzlement or misappropriation of Company or Affiliate funds, or other Company or Affiliate assets, including confidential or trade secret information; (B) commission of an illegal act; (C) any willful failure to comply with the policies and procedures of the Company, or an Affiliate; or (D) engagement in intentional misconduct which causes or substantially contributes to the need by the Company to file a substantial restatement of Company financial statements filed with the Securities and Exchange Commission, each as determined by the Committee, in its sole discretion.

(c) In addition to the foregoing, to the extent necessary to comply with the requirements of (i) Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”) and any regulations or listing requirements promulgated thereunder, and/or (ii) the terms of any clawback, recoupment or similar policy as may be adopted by the Company to comply with Section 954 of Dodd-Frank and any regulations or listing requirements promulgated thereunder, any amounts paid under this Agreement will be subject to repayment to the Company to the extent determined by the Committee and/or outlined in such policy.